Dejour Retains Casimir Capital L.P.

Advisor to Assist in Securing Debt Financing for Kokopelli Development

Vancouver, B.C., November 20, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current progress towards financing the Kokopelli Project (“Kokopelli”).

Dejour has retained Casimir Capital L.P., a full service energy focused investment bank, to assist Dejour with securing debt financing to support the Kokopelli Project development in 2015, 2016 and 2017. Dejour expects to participate in a 2015 drilling campaign that includes at least 10 additional wells.

As per previous reports, the operator must deploy development capital for the 2014 program which includes drilling and completing 9 wells to earn its 65% WI in the 2200 acre property. The program is currently underway and on schedule. Upon this deployment of capital, Dejour will retain a 25% working interest in the Kokopelli Project. Together, the working interest partners expect to develop the area which could hold 250 potential drilling targets.

“Casimir, an energy focused investment bank is committed to securing financing options supporting our capital needs. We remain intent on building a significant, liquids-rich energy resource portfolio and expect our 2015 U.S. production profile will attract continued funding for our Kokopelli development program,” states Robert Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,505 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget and the likelihood and timing of financing.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com

or

Craig Allison, 914-882-0960
Investor Relations- New York
callison@dejour.com